Exhibit 12.1

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Fixed Charges (excluding interest on deposits)
Interest on borrowings	$108,381	$109,027	$103,704	$59,841	$76,938
Rent	8,068	6,782	4,462	3,694	3,185

Total fixed charges	116,449	115,809	108,166	63,535	80,123
(Loss) income from continuing operations before income taxes	(57,584)	33,976	65,929	81,507	45,452

Total earnings (1)	58,865	149,785	174,095	145,042	125,575

Ratio of earnings to fixed charges	0.51	1.29	1.61	2.28	1.57

Fixed Charges (including interest on deposits)
Interest on borrowings	108,381	109,027	103,704	59,841	76,938
Interest on deposits	84,476	58,959	40,084	28,355	36,189
Rent	8,068	6,782	4,462	3,694	3,185

Total fixed charges	200,925	174,768	148,250	91,890	116,312
(Loss) income from continuing operations before income taxes	(57,584)	33,976	65,929	81,507	45,452

Total earnings (2)	143,341	208,744	214,179	173,397	161,764

Ratio of earnings to fixed charges	0.71	1.19	1.44	1.89	1.39

(1)	Total earnings is defined as (loss) income from continuing operations plus fixed charges excluding interest on deposits

(2)	Total earnings is defined as (loss) income from continuing operations plus fixed charges including interest on deposits